SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 0-15152

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR

                     For the Period Ended: December 31, 2006

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended: ____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the  notification  relates to a portion of the  filing  checked  above,
identify     the     item(s)    to    which    the     notification     relates:
____________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                             GUIDELINE, INC.
Former name if applicable:

Address of principal executive office                625 AVENUE OF THE AMERICAS
City, state and zip code                             NEW YORK, NEW YORK

                                     PART II
                             RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable  effort or expense;
 |X|        (b)   The subject  annual  report,  semi-annual  report,  transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Guideline, Inc. (the "Company") is unable to file its Annual Report on Form 10-K (the "Annual Report") within the prescribed time period because additional time is required to finalize certain of the financial information to be contained in the Annual Report.

      The Company expects to file the Annual Report on or before the fifteenth calendar day following the prescribed due date for filing the Annual Report.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

          Peter Stone                    212               645-4500
          -----------                    ---               --------
             (Name)                  (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 GUIDELINE, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007              By:       /s/ Peter Stone
                                           ------------------

                                           Chief Financial Officer